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                 May 17, 2021

       Sna Ny
       President
       Go Go Buyers, Inc.
       #474, village 3, sangkat 3
       Sihanoukville, Sihanouk province, 18203 Kingdom of Cambodia

                                                        Re: Go Go Buyers, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 14, 2021
                                                            File No. 333-256118

       Dear Mr. Ny:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the requirements of Rule 8-02 of Regulation S-X. Please include financial statements for each of the most recent two fiscal years. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

             Please contact Stephen Krikorian, Accounting Branch Chief, at
(202) 551-3488 or Jan
       Woo, Legal Branch Chief, at (202) 551-3453 with any questions.





                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Carl Ranno